Explanation of Responses

(1)	This Form 4 is being filed on behalf of Select Equity Group, SEG Partners L.P. (“SEG Partners”), SEG Partners II, L.P. (“SEG Partners II” together with SEG Partners the “SEG Funds”) and George S. Loening. Select Equity Group serves as the investment advisor to the SEG Funds, and Mr. Loening is the majority owner of Select Equity Group and managing member of the general partner of Select Equity Group. Each of Select Equity Group and George S. Loening may be deemed to indirectly beneficially own shares held directly by the SEG Funds and each disclaims beneficial ownership of all such shares except to the extent of any indirect pecuniary interest therein. No SEG Fund has a pecuniary interest in any securities held directly by any other SEG Fund.

(2)	Limited liability company interests of SSE Holdings, LLC (“Common Membership Interests”) were exchanged on a one for one basis into shares of Class A Common Stock.

(3)	In connection with the exchange of Common Membership Interests for Class A Common Stock, Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), was cancelled for no consideration pursuant to the terms of the Amended and Restated Certificate of Incorporation of the Issuer.

(4)	Class A Common Stock held directly by SEG Partners.

(5)	Class B Common Stock held directly by SEG Partners.

(6)	Class A Common Stock held directly by SEG Partners II.

(7)	Class B Common Stock held directly by SEG Partners II.

(8)	Class A Common Stock held directly by SEG Partners Offshore Master Fund, Ltd.

(9)	Common Membership Interests held directly by SEG Partners.

(10)	Common Membership Interests held directly by SEG Partners II.